PROSPECTUS SUPPLEMENT		Filed pursuant to Rule 424(b)(3)
DATED OCTOBER 3, 2007		Under the Securities Act of 1933
Registration No. 333-118871

Public Offering of
Units of Limited Liability Company Interest
$25,000 Minimum Investment

POINT CENTER MORTGAGE FUND I, LLC

We are Experiencing Initial Loan Foreclosures

We are in the process of foreclosing on three (3) of our mortgage loans due to nonpayment of the principal and interest amounts due at maturity which, in the aggregate, was approximately $1,539,000 as of September 25, 2007. These nonperforming loans represent approximately 5.2% of our total loan portfolio which, as of September 25, 2007, consisted of forty (40) mortgage loans having an aggregate principal amount outstanding of approximately $29,184,000. Accrued interest and late charges as of that date on our entire loan portfolio were approximately $228,700.

We believe the current environment of rapidly changing and evolving markets will provide increasing challenges for the subprime mortgage lending sector, including us. Specifically, in the near term, we may experience increasing delinquencies and foreclosures. We expect the level of our nonperforming loans to increase, both in absolute terms and as a percentage of our loan portfolio as current weakness in the lending market develops and as our loan portfolio continues to season. At the present time, we cannot predict with any degree of certainty what percentage of our loan portfolio will become nonperforming loans in the future.

Set forth below is more detailed information of the three (3) loans that are in foreclosure.

Borrower	Loan Type	Property Location	Outstanding Principal Balance	Accrued Unpaid Interest	Accrued Late Charges	Total Due on 9/25/07	Percent of Portfolio	Loan to Value Ratio**

Murietta Commons, LLC	Land	Riverside,CA	$383,070	$9,025	$551	$392,646	1.63%	62.87%
Procure Properties, LLC	Commercial	Memphis, TN	501,929	11,826	479	514,234	1.35%	60.00%
Graddy Development, LLC	Land	Fairburn, GA	627,484	4,745_	_-0-_	632,229	2.22%	63.56%
		Totals:	$1,512,483	$25,597	$1,030	$1,539,109	5.20%	--

** There can be no assurance that we will recover the total amount due on these loans in foreclosure, even though the loan-to-value ratios set forth above (which are based on appraisals we received at the time the loans were funded) suggest that there may be sufficient equity available upon the foreclosure sale of the underlying real estate.

We are Terminating the Public Offering of our Units

In light of the negative economic climate of the sub-prime lending markets, we have elected to terminate the public offering of our units of limited liability company interest, prior to obtaining a total of 300 members. In this manner, we will be able to deregister as a public company with the Securities and Exchange Commission, thereby saving the significant costs of periodic reporting and compliance with the requirements of the Sarbanes-Oxley Act. However, we will continue to provide our investors with quarterly and annual reports about our financial performance.

As of the date of this supplement, we have sold an aggregate of approximately $29,416,889 of our units, including $822,852 of units from the reinvestment of distributions by our 293 current members under our distribution reinvestment plan. Our termination of the public offering also terminates the distribution reinvestment plan; therefore, all future distributions will be paid in cash to our members.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus supplement dated August 15, 2007, and the prospectus dated June 11, 2007 to which the supplements relate, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 that relate to future events or our future financial performance. In addition, other statements we may make from time to time, such as press releases, oral statements made by our officials and other reports that we file with the Securities and Exchange Commission, may also contain such forward-looking statements. Undue reliance should not be placed on these statements, which involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other comparable terminology.

Any or all of the forward-looking statements included in this prospectus supplement and in any other reports or public statements made by us may turn out to be inaccurate. This can occur as a result of incorrect assumptions or as a consequence of known or unknown risks and uncertainties. Many factors mentioned in this report or in other reports or public statements made by us, such as government regulation and the competitive environment, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements. You should not place undue reliance on any of these forward-looking statements because they are based on current expectations or beliefs regarding future events or circumstances, which involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by these forward-looking statements.

Although we believe that our strategies, plans, objectives, goals, expectations and intentions reflected in, or suggested by these forward-looking statements are reasonable given current information available to us, we can give no assurance that any of them will be achieved.

These forward-looking statements should be considered in light of the information included in this prospectus supplement and our other filings with the Securities and Exchange Commission, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Registration Statement on Form S-11, Registration No. 333-118871, and the related prospectus dated June 11, 2007, that was filed with the Securities and Exchange Commission, pursuant to Rule 424(b)(3)of the Securities Act of 1933, as amended.

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus supplement or any other report filed by us. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

PRESENTATION OF INFORMATION

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. We have not authorized anyone to provide you with any information other than the information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. We are not making any offer to sell the units in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our units. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision.